Not for Distribution in the U.S.A.

CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

December 13, 2007

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS COMPLETES PRIVATE PLACEMENT FINANCING

Vancouver, BC – December 13, 2007 Cream Minerals Ltd. TSXV – CMA) (“Cream” or the “Company”) is pleased to announce that it has completed a non-brokered private placement at a price of $0.45 per Unit for gross proceeds of $1.24 million.  Each Unit is comprised of one common share in the capital of Cream and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of Cream for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve (12) months and $0.65 per share for the balance of the two year term.

Compensation was paid to certain eligible arm’s-length parties (the "Finders"), where such Finders arranged for subscribers to the private placement, and was comprised of a cash commission totalling $64,638.00, equal to 8% of the gross proceeds received by the Company from the sale of Units by such Finders, and a total of 143,640 non-transferable warrants (the “Finder’s Warrants”) equal to 8% of the number of Units sold by such Finders.  Each Finder’s Warrant entitles the holder, on exercise, to purchase one additional common share of the Issuer (a “Finder’s Warrant Share”) for a period of two years following the date of issue of the Finder’s Warrants at an exercise price of $0.55 per Finder’s Warrant Share in the first twelve (12) months and $0.65 per Finder’s Warrant Share for the balance of the two year term.

This private placement closed in two tranches. All securities issued or issuable in connection with the private placement will be subject to a hold period and may not be traded for four months plus one day from the date of each closing, being March 31, 2008, and April 11, 2008, as applicable.

Proceeds from the non-brokered private placements will be used to continue silver-gold exploration at Cream’s Nuevo Milenio project in Mexico, to continue bulk sampling for diamonds at its Casierra project in Sierra Leone, exploration on its Canadian properties and for general working capital.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information on the Company's projects, visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President & CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

OR

Catarina Cerqueira, Associate Account Manager

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  catarina@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.